

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2013

Via E-mail
Michael J. Golde
Chief Financial Officer
Corporate Resource Services, Inc.
160 Broadway, 11th Floor
New York, New York 10038

  Re: **Corporate Resource Services, Inc.**
    Form 10-K for Fiscal Year Ended September 28, 2012
    Filed December 21, 2012
    File No. 000-30734

Dear Mr. Golde:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Robert S. Littlepage for

      Larry Spirgel
      Assistant Director